Royal Standard Minerals Inc.
(Expressed in United States Dollars)
Consolidated Financial Statements
January 31, 2013 and 2012

Independent Auditor's Report

To the Shareholders of
Royal Standard Minerals Inc.

Report on the Consolidated Financial Statements
We have audited the accompanying consolidated financial statements of Royal Standard Minerals Inc., which comprise the consolidated statement of financial position as at January 31, 2013 and 2012, and the consolidated statements of operations, comprehensive loss, changes in shareholders' equity, and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards ("IFRS"), and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Royal Standard Minerals Inc. as at January 31, 2013 and 2012, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of matter
Without modifying our opinion, we draw attention to Note 1 in the consolidated financial statements which describes material uncertainty and raises substantial doubt about the Company's ability to continue as a going concern.

Signed: "MSCM LLP"

Chartered Accountants
Licensed Public Accountants

Toronto, Ontario
May 24, 2013

Royal Standard Minerals Inc.
Consolidated Statements of Financial Position
(Expressed in United States Dollars)

	As at	As at
	January 31,	January 31,
	2013	2012

Assets
Current
Cash and cash equivalents	$201,565	$629,553
Marketable securities (Note 6)	30,000	150,000
Sundry receivables and prepaids (Note 7)	2,712,004	156,275
	2,943,569	935,828
Reclamation bonds (Note 8)	188,250	633,034
Equipment, net (Note 10)	23,716	2,084,336
	$3,155,535	$3,653,198

Liabilities
Current
Accounts payable and accrued liabilities (Note 11)	$2,595,672	$3,033,763
Due to related parties (Note 18)	-	35,023
Other advances (Note 13)	600,000	-
Long-term debt - current portion (Note 13)	-	2,965,962
Embedded derivative on long-term debt - current portion (Note 13)	-	85,361
	3,195,672	6,120,109

Asset retirement obligations (Note 12)	107,647	292,315
Long-term debt (Note 13)	-	2,965,961
Embedded derivative on long-term debt (Note 13)	-	85,360
	3,303,319	9,463,745
Shareholders' Equity (Deficiency)
Share capital (Note 14(b))	28,104,264	28,098,264
Reserves	11,010,304	10,580,808
Accumulated deficit	(39,262,352)	(44,553,494)
Accumulated other comprehensive (loss) income	-	63,875
	(147,784)	(5,810,547)
	$3,155,535	$3,653,198

Going Concern (Note 1)
Contingencies (Note 19)

Approved by the Board:

Paul G. Smith	James B. Clancy
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

Royal Standard Minerals Inc.
Consolidated Statements of Operations
(Expressed in United States Dollars)

For the years ended January 31,	2013	2012

Expenses
Exploration and evaluation expenditures (Note 9)	$3,137,205	$2,954,356
General and administrative (Note 20)	2,244,236	2,809,119

	5,381,441	5,763,475

Loss before finance income (costs), lawsuit settlement, impairment of and gain on disposal of marketable securities, sales of property interests and related assets and sale of royalty, and foreign currency translation	(5,381,441)	(5,763,475)

Finance income	7,274	4,291
Finance costs (Note 13)	(4,310,582)	(712,822)
Lawsuit settlement (Note 14(b))	(41,685)	-
Impairment of marketable securities	(56,125)	-
Gain on disposal of marketable securities (Note 2(a))	30,071	-
Gain on sale of property interests and related assets (Note 2(a))	14,171,405	-
Gain on sale of royalty (Note 2(b))	866,505	-
Foreign currency translation adjustment	5,720	20,308

Net income (loss) for the year	$5,291,142	$(6,451,698)

Basic income (loss) per share (Note 16)	$0.06	$(0.08)
Diluted income (loss) per share (Note 16)	$0.06	$(0.08)

Consolidated Statements of Comprehensive Income (Loss)
(Expressed in United States Dollars)

For the years ended January 31,	2013	2012

Net income (loss) for the year	$5,291,142	$(6,451,698)

Other comprehensive (loss) income
Net unrealized (loss) income on available-for-sale marketable securities	(63,875)	97,999

Comprehensive income (loss) for the year	$5,227,267	$(6,353,699)

The accompanying notes are an integral part of these consolidated financial statements.

Royal Standard Minerals Inc.
Consolidated Statements of Changes in Shareholders' Equity (Deficiency)
(Expressed in United States Dollars)

				Accumulated
				Other
	Share		Accumulated	Comprehensive
	Capital	Reserves	Deficit	Income (Loss)	Total

Balance, January 31, 2011	$28,098,264	$10,076,866	$(38,101,796)	$(34,124)	$39,210
Share-based payments	-	503,942	-	-	503,942
Net loss for the year	-	-	(6,451,698)	-	(6,451,698)
Net increase in unrealized gain on available-for-sale marketable securities	-	-	-	97,999	97,999

Balance, January 31, 2012	28,098,264	10,580,808	(44,553,494)	63,875	(5,810,547)
Shares issued for lawsuit settlement (Note 14(b))	6,000	-	-	-	6,000
Share-based payments	-	429,496	-	-	429,496
Net income for the year	-	-	5,291,142	-	5,291,142
Impairment of available-for-sale marketable securities	-	-	-	(63,875)	(63,875)

Balance, January 31, 2013	$28,104,264	$11,010,304	$(39,262,352)	$-	$(147,784)

The accompanying notes are an integral part of these consolidated financial statements.

Royal Standard Minerals Inc.
Consolidated Statements of Cash Flows
(Expressed in United States Dollars)

For the years ended January 31,	2013	2012

Operating activities
Net income (loss) for the year	$5,291,142	$(6,451,698)
Operating items not involving cash:
Depreciation	113,994	137,274
Accretion in asset retirement obligations	29,226	60,305
Accretion expense	4,252,521	611,108
Share-based payments	429,496	503,942
Shares issued for lawsuit settlement	6,000	-
Embedded derivative on long-term debt	51,370	-
Impairment of marketable securities	56,125	-
Gain on sale of property interests and related assets (Note 2(a))	(14,171,405)	-
Gain on sale of royalty (Note 2(b))	(866,505)	-
Gain on disposal of marketable securities	(30,071)	-
Changes in non-cash working capital:
Sundry receivables and prepaids	62,539	(94,998)
Accounts payable and accrued liabilities	524,769	1,481,098
Due to related parties	(35,023)	(322,038)

Cash used in operating activities	(4,285,822)	(4,075,007)

Financing activities
Other advances	600,000	-
Increase in long-term debt	5,442,384	5,970,350
Finance costs paid on long-term debt	(280,000)	(400,000)
Proceeds from sale of property interests and related assets, net of transaction costs (Note 2(a))	698,157	-

Cash provided by financing activities	6,460,541	5,570,350

Investing activities
Increase in reclamation bonds	(8,711)	(95,174)
Purchase of equipment	(2,593,996)	(872,654)

Cash used in investing activities	(2,602,707)	(967,828)

Change in cash and cash equivalents	(427,988)	527,515

Cash and cash equivalents, beginning of year	629,553	102,038

Cash and cash equivalents, end of year	$201,565	$629,553

The accompanying notes are an integral part of these consolidated financial statements.

Royal Standard Minerals Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
January 31, 2013 and 2012

1.	The Company and Operations and Going Concern

Royal Standard Minerals Inc. (the "Company") is a publicly held company, engaged in the acquisition, exploration and development of gold and precious metal properties in the United States of America. The Company is continued under the Canada Business Corporations Act and its common shares are traded in the United States of America on the Over-the-Counter ("OTC") Bulletin Board. Inception has been deemed to be June 26, 1996, the date on which the Company acquired all of the outstanding common shares of Southeastern Resources Inc. ("SRI"), which acquisition was accounted for as a reverse takeover of the Company by SRI. The Company's head office is located at 36 Toronto Street, Suite 1000, Toronto, Ontario, M5C 2C5.

The Consolidated Financial Statements (the "Statements") were approved by the Board of Directors on May 24, 2013.

These Statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but is not limited to, twelve months from the end of the reporting period. Management is aware, in making its assessment, of material uncertainties related to events or conditions that cast significant doubt upon the entity's ability to continue as a going concern. The Company has incurred net income of $5,291,142, as a result of the one-time gain on the sale of property interests and related assets of $14,171,405 and the gain on sale of the royalty of $866,505 during the year ended January 31, 2013 (2012 - loss of $6,451,698), has an accumulated deficit of $39,262,352 (2012 - $44,553,494). In addition, the Company has a working capital deficiency of $252,103 at January 31, 2013 (2012 - $5,184,281).

The underlying value of the resource properties is dependent upon the existence and profitable recovery of reserves, confirmation of the Company’s interest in the underlying mineral claims, the ability to raise long- term financing to complete the development of the properties and upon future profitable production or, alternatively, upon the Company’s ability to dispose of some or all of its interests on an advantageous basis, all of which are uncertain. There is no assurance that any such initiatives will be sufficient and, as a result, there is significant doubt regarding the going concern assumption and, accordingly, the ultimate appropriateness of the use of accounting principles applicable to a going concern. The Company’s ability to continue to meet its obligations and carry out its planned exploration activities is uncertain and dependent upon the continued financial support of its shareholders, securing additional financing or disposing of some or all of its interests on an advantageous basis. These consolidated financial statements do not reflect the adjustments to the carrying values or classifications of assets and liabilities or to the reported expenses that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations for the foreseeable future. These adjustments could be material.

Management continues to raise funds through the sale of some or all of its remaining property interests.

Royal Standard Minerals Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
January 31, 2013 and 2012

2.	Sale of Property Interests and Related Assets

(a) Asset Purchase Agreement

On October 10, 2012, the Company entered into a definitive asset purchase and sale agreement (the "Asset Purchase Agreement") with Scorpio Gold Corporation ("Scorpio") and Scorpio's wholly-owned subsidiary, Goldwedge LLC to sell its Goldwedge and Piñon property interests and the assets related thereto. The Asset Purchase Agreement replaced a non-binding letter of intent entered into by the Company and Scorpio dated August 28, 2012.

On December 19, 2012, the Company announced the completion of its transaction with Scorpio to sell its Goldwedge and Piñon property interests and the assets related thereto to Scorpio (the “Transaction”). The Transaction was completed pursuant to the Asset Purchase Agreement.

The completion of the Transaction followed a special meeting of Royal Standard’s shareholders held on November 28, 2012, at which votes representing 50.08% of the total issued and outstanding shares of the Company as at the record date were cast either by proxy or in person, with 99.46% of such shares voting in favour of the special resolution approving the Transaction.

Pursuant to the Transaction, the interests of the Company and its wholly-owned subsidiary, Manhattan Mining Co., in the Goldwedge and Piñon properties and the assets related thereto were sold to Scorpio and its wholly-owned subsidiary Goldwedge LLC.

Consideration
Cash	$1,252,953
Scorpio common shares (i)	1,623,827
Less: Transaction costs	(461,361)
Total consideration	2,415,419

Net liabilities sold
Reclamation bonds	453,495
Equipment	4,699,436
Asset retirement obligation	(211,940)
Equipment payable	(15,867)
Long-term debt	(16,681,110)
Total net liabilities sold	(11,755,986)

Total gain on sale	$14,171,405

(i) On January 31, 2013, the Company entered into a purchase and sale agreement with Waterton Global Value, L.P. to sell all 3,000,000 Scorpio common shares obtained as a part of the consideration of the Transaction, at a price of $0.55 per share resulting in a gain of $30,071.

Royal Standard Minerals Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
January 31, 2013 and 2012

2.	Sale of Property Interests and Related Assets (Continued)

(b) Royalty Agreement

On January 31, 2013, the Company entered into a purchase and sale agreement with XDM Royalty Corp. ("XDM") to sell the Pinon Railroad Royalty, a royalty retained by the Company on the sale of the Pinon Railroad Project in 2009, and all rights, title and interests to XDM for $900,000 Canadian dollars ($902,126 USD). Related transaction costs amounted to $35,537 Canadian dollars ($35,621 USD).

3.	Significant Accounting Policies

[a] Statement of compliance with International Financial Reporting Standards (“IFRS”)

The financial statements have been prepared in accordance with IFRS issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the IFRS Interpretations Committee of the IASB. The policies set out below have been consistently applied to all periods presented.

[b] Accounting policies

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Kentucky Standard Energy Company, Inc. and Manhattan Mining Co., both United States companies. All intercompany transactions and balances have been eliminated upon consolidation.

Equipment

Equipment is recorded at cost less accumulated depreciation. Depreciation is provided using the declining balance method using the following rates:

Exploration equipment	- 25% to 30%
Office equipment	- 20%
Construction in progress	- nil, as not yet in service

At the end of each reporting period, the Company reviews the carrying amounts of its equipment to determine whether there is any indication that the equipment has suffered an impairment loss. Where such an indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. The recoverable amount is the higher of the equipment's fair value less cost to sell or its value in use.

Royal Standard Minerals Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
January 31, 2013 and 2012

3.	Significant Accounting Policies (Continued)

[b] Accounting polices (continued)

Exploration and evaluation expenditures

The Company expenses exploration and evaluation expenditures as incurred. Exploration and evaluation expenditures include acquisition costs of mineral properties, property option payments and evaluation activity.

Once a project has been established as commercially viable and technically feasible, related development expenditure is capitalized. This includes costs incurred in preparing the site for mining operations. Capitalization ceases when the mine is capable of commercial production, with the exception of development costs that give rise to a future benefit.

Restoration, rehabilitation and environmental obligations

A legal or constructive obligation to incur restoration, rehabilitation and environmental costs may arise when environmental disturbance is caused by the exploration, development or ongoing production of a mineral property interest. Such costs arising from the decommissioning of plant and other site preparation work, discounted to their net present value, are provided for and recorded in the exploration and evaluation expenditures, as soon as the obligation to incur such costs arises. Discount rates using a pretax rate that reflects the time value of money are used to calculate the net present value. These costs are charged against profit or loss over the economic life of the related asset, through amortization using either a unit-of- production or the straight-line method as appropriate. The related liability is adjusted for each period for the unwinding of the discount rate and for changes to the current market-based discount rate, amount or timing of the underlying cash flows needed to settle the obligation.

Share-based payments

The fair value of the stock options granted to directors, officers and employees is determined using the Black-Scholes option pricing model and management's assumptions as disclosed in Note 15 and recorded as share-based payments expense over the vesting period of the stock options, with the offsetting credit recorded as an increase in reserves. The fair value of stock options issued to other than employees are measured at the fair value of the goods or services received unless this cannot be reliably estimated, and are recognized over the period of service.

If the stock options are exercised, the proceeds are credited to share capital and the fair value at the date of grant is reclassified from reserves to share capital.

Income taxes

Tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Royal Standard Minerals Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
January 31, 2013 and 2012

3.	Significant Accounting Policies (Continued)

[b] Accounting polices (continued)

Income taxes (continued)

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Income (loss) per common share

Basic income (loss) per share is computed by dividing the income (loss) for the year by the weighted average number of common shares outstanding during the year, including contingently issuable shares which are included when the conditions necessary for issuance have been met. Diluted income (loss) per share is calculated in a similar manner, except that the weighted average number of common shares outstanding is increased to include potentially issuable common shares from the assumed exercise of common share purchase options and warrants, if dilutive. The number of additional shares included in the calculation is based on the treasury stock method for options and warrants.

Foreign currency translation

The United States dollar is the functional and presentation currency of the Company. Functional currency is also determined for each of the Company’s subsidiaries, and items included in the financial statements of the subsidiary are measured using that functional currency.

Transactions in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transaction. Monetary assets and liabilities not denominated in the functional currency are translated at the year end rates of exchange. Foreign exchange gains and losses are recognized in the statements of operations. Intercompany amounts with foreign operations for which settlement is neither planned nor likely to occur in the foreseeable future are part of the Company’s net investment in the foreign operation. Foreign exchange gains and losses related to these intercompany amounts are included in accumulated other comprehensive income.

Royal Standard Minerals Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
January 31, 2013 and 2012

3.	Significant Accounting Policies (Continued)

[b] Accounting polices (continued)

Financial instruments

The Company recognizes financial assets and financial liabilities when the Company becomes a party to a contract. Financial assets and financial liabilities, with the exception of financial assets classified as at fair value through profit or loss, are measured at fair value plus transaction costs on initial recognition. Financial assets at fair value through profit or loss are measured at fair value on initial recognition and transaction costs are expensed when incurred. Securities are accounted for at the trade date.

Measurement in subsequent periods depends on the classification of the financial instrument.

i) Financial assets at fair value through profit or loss (FVTPL)

Financial assets are classified as FVTPL when acquired principally for the purpose of trading, if so designated by management (fair value option), or if they are derivative assets that are not part of an effective and designated hedging relationship. Financial assets classified as FVTPL are measured at fair value, with changes recognized in the consolidated statements of operations.

The Company’s financial assets classified as FVTPL include cash and cash equivalents. The Company does not currently hold any derivative instruments or apply hedge accounting.

ii) Available-for-sale financial assets

Financial assets are classified as available-for-sale when so designated by management. Financial assets classified as available-for-sale are measured at fair value, with changes recognized in the other comprehensive income.

The Company’s financial assets classified as available-for-sale include marketable securities.

iii) Loans and receivables

Loans and receivables are non-derivative financial assets that have fixed or determinable payments and are not quoted in an active market. Subsequent to initial recognition, loans and receivables are carried at amortized cost using the effective interest method.

Sundry receivables are classified as loans and receivables.

iv) Financial liabilities at fair value through profit or loss ("FVTPL")

This category comprises derivatives, or liabilities acquired or incurred principally for the purpose of being sold or repurchased in the near term. They are carried in the consolidated statements of financial position at fair value with changes in fair value recognized in the consolidated statements of operations.

Embedded derivative on long-term debt is classified as FVTPL.

Royal Standard Minerals Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
January 31, 2013 and 2012

3.	Significant Accounting Policies (Continued)

[b] Accounting polices (continued)

Financial instruments (continued)

iv) Financial liabilities at fair value through profit or loss ("FVTPL") (continued)

The Company may enter into certain financial derivative contracts in order to manage the exposure to market risks from fluctuations in commodity prices. The Company’s policy is not to utilize derivative financial instruments for speculative purposes.

Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined instrument is not measured at fair value through the profit or loss. Changes in the fair value of separable embedded derivatives are recognized immediately in profit or loss.

v) Other financial liabilities

Other financial liabilities are financial liabilities that are not classified as FVTPL. Subsequent to initial recognition, other financial liabilities that are not subject to hedge accounting, are measured at amortized cost using the effective interest method.

Accounts payable and accrued liabilities, due to related parties, other advances and long-term debt are classified as other financial liabilities. The Company does not currently apply hedge accounting.

The effective interest method is a method of calculating the amortized cost of an instrument and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees on points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the debt instrument to the net carrying amount on initial recognition.

vi) Financial instruments recorded at fair value:

Financial instruments recorded at fair value on the consolidated statements of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels: Level 1 - valuation based on quoted prices (unadjusted) in active markets for identical assets or liabilities; Level 2 - valuation techniques based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and Level 3 - valuation techniques using inputs for the asset or liability that are not based on observable market data (unobservable inputs). As of January 31, 2013 and 2012, the only financial assets or liabilities measured at fair value are the Company's cash and cash equivalents, investment in Sharpe Resources Corporation ("Sharpe") and embedded derivative on long-term debt. As at January 31, 2013, Sharpe's fair market value was determined to be $30,000 (2012 - $150,000), and the embedded derivative on long-term debt's fair market value was determined to be $nil (2012 - $170,721).

Royal Standard Minerals Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
January 31, 2013 and 2012

3.	Significant Accounting Policies (Continued)

[b] Accounting polices (continued)

Financial instruments (continued)

vi) Financial instruments recorded at fair value: (continued)

Cash and cash equivalents and marketable securities are considered Level 1 and embedded derivative on long-term debt is considered Level 2 for purposes of the fair value hierarchy.

Significant accounting judgments and estimates

The preparation of these consolidated financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These consolidated financial statements include estimates that, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Critical accounting estimates

Significant assumptions about the future that management has made that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

the recoverability of sundry receivables that are included in the consolidated statements of financial position;
the inputs used in accounting for share based payment transactions in the consolidated statements of operations.
Contingencies - See note 19

Critical accounting judgments

the categorization of financial assets and liabilities is an accounting policy that requires management to make judgments or assessments;
management's assumption of material restoration, rehabilitation and environmental obligations, based on the facts and circumstances that existed during the period;

the measurement of income taxes payable and deferred income tax assets and liabilities requires management to make judgments in the interpretation and application of the relevant tax laws. Deferred tax assets require management to assess the likelihood that the Company will generate taxable income in future periods in order to utilize recognized deferred tax assets;

Royal Standard Minerals Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
January 31, 2013 and 2012

3.	Significant Accounting Policies (Continued)

[b] Accounting polices (continued)

Significant accounting judgments and estimates (continued) Critical accounting judgments (continued)

going concern presentation of the consolidated financial statements which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due; and

Management's determination that the functional currency of the Company and each of its subsidiaries is

[c] New standards

Certain new standards, interpretations and amendments to existing standards have been issued by the IASB or IFRIC that are mandatory for accounting periods beginning after December 31, 2012, or later periods. The following have not yet been adopted and are being evaluated to determine their impact on the Company.

(i) IFRS 9 – Financial instruments (“IFRS 9”) was issued by the IASB in October 2010 and will replace IAS 39 - Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2015. Earlier adoption is permitted.

(ii) IFRS 10 – Consolidated financial statements (“IFRS 10”) was issued by the IASB in May 2011. IFRS 10 is a new standard which identifies the concept of control as the determining factor in assessing whether an entity should be included in the consolidated financial statements of the parent company. Control is comprised of three elements: power over an investee; exposure to variable returns from an investee; and the ability to use power to affect the reporting entity’s returns. IFRS 10 is effective for annual periods beginning on or after January 1, 2013.

(iii) IFRS 11 – Joint arrangements (“IFRS 11”) was issued by the IASB in May 2011. IFRS 11 is a new standard which focuses on classifying joint arrangements by their rights and obligations rather than their legal form. Entities are classified into two groups: parties having rights to the assets and obligations for the liabilities of an arrangement, and rights to the net assets of an arrangement. Entities in the former case account for assets, liabilities, revenues and expenses in accordance with the arrangement, whereas entities in the latter case account for the arrangement using the equity method. IFRS 11 is effective for annual periods beginning on or after January 1, 2013.

Royal Standard Minerals Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
January 31, 2013 and 2012

3.	Significant Accounting Policies (Continued)

[c] New standards (continued)

(iv) IFRS 12 – Disclosure of interests in other entities (“IFRS 12”) was issued by the IASB in May 2011. IFRS 12 is a new standard which provides disclosure requirements for entities reporting interests in other entities, including joint arrangements, special purpose vehicles, and off balance sheet vehicles. IFRS 12 is effective for annual periods beginning on or after January 1, 2013.

(v) IFRS 13 – Fair value measurement (“IFRS 13”) was issued by the IASB in May 2011. IFRS 13 is a new standard which provides a precise definition of fair value and a single source of fair value measurement considerations for use across IFRSs. The key points of IFRS 13 are as follows:

fair value is measured using the price in a principal market for the asset or liability, or in the absence of a principal market, the most advantageous market;
financial assets and liabilities with offsetting positions in market risks or counterparty credit risks can be measured on the basis of an entity’s net risk exposure;
disclosures regarding the fair value hierarchy have been moved from IFRS 7 to IFRS 13, and further guidance has been added to the determination of classes of assets and liabilities;
a quantitative sensitivity analysis must be provided for financial instruments measured at fair value;
a narrative must be provided discussing the sensitivity of fair value measurements categorized under Level 3 of the fair value hierarchy to significant unobservable inputs; and
information must be provided on an entity’s valuation processes for fair value measurements categorized under Level 3 of the fair value hierarchy.

IFRS 13 is effective for annual periods beginning on or after January 1, 2013.

(vi) IAS 1 – Presentation of financial statements (“IAS 1”) was amended by the IASB in June 2011 in order to align the presentation of items in other comprehensive income with US GAAP standards. Items in other comprehensive income will be required to be presented in two categories: items that will be reclassified into profit or loss and those that will not be reclassified. The flexibility to present a statement of comprehensive income as one statement or two separate statements of profit and loss and other comprehensive income remains unchanged. The amendments to IAS 1 are effective for annual periods beginning on or after July 1, 2012.

(vii) IAS 28 - Investments in Associates and Joint Ventures (“IAS 28”) was issued by the IASB in May 2011 and supersedes IAS 28 - Investments in Associates and prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. IAS 28 defines significant influence as the power to participate in the financial and operating policy decisions of the investee but is not control or joint control of those policies. IAS 28 also provides guidance on how the equity method of accounting is to be applied and also prescribes how investments in associates and joint ventures should be tested for impairment. The amendments to IAS 28 are effective for annual periods beginning on or after January 1, 2013.

Royal Standard Minerals Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
January 31, 2013 and 2012

3.	Significant Accounting Policies (Continued)

[c] New standards (continued)

(viii) IAS 32 – Financial Instruments: Presentation (“IAS 32”) was amended by the IASB in December 2011 to clarify certain aspects of the requirements on offsetting. The amendments focus on the criterion that an entity currently has a legally enforceable right to set off the recognized amounts and the criterion that an entity intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. The amendments to IAS 32 are effective for annual periods beginning on or after January 1, 2014. Earlier adoption is permitted.

4.	Capital Management

The Company manages its capital with the following objectives:

to ensure sufficient financial flexibility to achieve the ongoing business objectives including funding of future growth opportunities, and pursuit of accretive acquisitions; and
to maximize shareholder return through enhancing the share value.

The Company monitors its capital structure and makes adjustments according to market conditions in an effort to meet its objectives given the current outlook of the business and industry in general. The Company may manage its capital structure by issuing new shares, repurchasing outstanding shares, adjusting capital spending, or disposing of assets. The capital structure is reviewed by Management and the Board of Directors on an ongoing basis.

The Company's equity comprises of share capital, reserves, accumulated deficit and accumulated other comprehensive income, which at January 31, 2013 was a deficiency of $147,784 (2012 - deficiency of $5,810,547). Note that included in the statements of financial position presented is a deficit of $39,262,352 as at January 31, 2013 (2012 - $44,553,494).

The Company manages capital through its financial and operational forecasting processes. The Company reviews its working capital and forecasts its future cash flows based on operating expenditures, and other investing and financing activities. The forecast is regularly updated based on activities related to its mineral properties. Selected information is provided to the Board of Directors of the Company. The Company’s capital management objectives, policies and processes have remained unchanged during the years ended January 31, 2013 and 2012. The Company is not subject to external capital requirements.

Royal Standard Minerals Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
January 31, 2013 and 2012

5.	Property and Financial Risk Factors

(a) Property risk

Unless the Company acquires or develops additional significant resource properties, the Company will be solely dependent upon its current projects. If no additional mineral properties are acquired by the Company, any adverse development affecting its current projects would have a material adverse effect on the Company's financial condition and results of operations.

(b) Financial risk factors
The Company’s activities expose it to a variety of financial risks: credit risk, liquidity risk and market risk (including interest rate, foreign exchange rate, and commodity price risk).

Risk management is carried out by the Company's management team with guidance from the Audit Committee under policies approved by the Board of Directors. The Board of Directors also provides regular guidance for overall risk management.

(i) Credit risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The Company's credit risk is primarily attributable to cash, sundry receivables and reclamation bonds. The Company has no significant concentration of credit risk arising from operations. Cash and reclamation bonds are held with reputable financial institutions, from which management believes the risk of loss to be minimal. Sundry receivables relate to the disposal of marketable securities and the sale of royalty and these balances are in good standing.

(ii) Liquidity risk

The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due (see note 1). As at January 31, 2013, the Company had a cash balance of $201,565 (2012 - $629,553) to settle current liabilities of $3,195,672 (2012 - $6,120,109). All of the Company's financial liabilities have contractual maturities of less than 60 days and are subject to normal trade terms.

(iii) Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices.

Interest rate risk
The Company has cash balances and no interest-bearing debt. The Company's current policy is to invest excess cash in guaranteed investment certificates, bankers acceptance and money market deposits, with reputable financial institutions. The interest rate risk is remote.

Royal Standard Minerals Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
January 31, 2013 and 2012

5.	Property and Financial Risk Factors (Continued)

(b) Financial risk factors (continued)

       (iii) Market risk (continued)

Foreign currency risk
The Company's functional and reporting currency is the United States dollar and major purchases are transacted in United States dollars. An operating account is maintained in Canadian dollars primarily for settlement of general and corporate expenditures.

Commodity price risk
The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company's earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company closely monitors commodity prices, as they relate to gold and precious metals in the United States, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

(c) Sensitivity analysis
As of January 31, 2013, the carrying and fair value amounts of the Company's financial instruments are approximately equivalent.

Based on management's knowledge and experience of the financial markets, the Company believes the following movements are "reasonably possible" over a twelve month period:

The Company's marketable securities are subject to fair value fluctuations. As at January 31, 2013, if the fair value of the marketable securities had decreased/increased by 10% with all other variables held constant, net income (loss) and comprehensive income (loss) for the year ended January 31, 2013 would have been approximately $3,000 higher/lower. Similarly, as at January 31, 2013, reported shareholders' equity would have been approximately $3,000 lower/higher as a result of a 10% decrease/increase in the fair value of marketable securities.

Cash, sundry receivables, and accounts payable and accrued liabilities denominated in Canadian dollars are subject to foreign currency risk. As at January 31, 2013, had the US dollar weakened/strengthened by 5% against the Canadian dollar with all other variables held constant, it would affect net income (loss) and comprehensive income (loss) by approximately $104,000.

Royal Standard Minerals Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
January 31, 2013 and 2012

5.	Property and Financial Risk Factors (Continued) (c) Sensitivity analysis (continued)

Commodity price risk could adversely affect the Company. In particular, the Company’s future profitability and viability of development depends upon the world market price of gold and precious metals. Gold and precious metals have fluctuated widely in recent years. There is no assurance that, even if commercial quantities of gold and precious metals may be produced in the future, a profitable market will exist for them. A decline in the market price of gold and precious metals may also require the Company to reduce its mineral properties, which could have a material and adverse effect on the Company’s value. As of January 31, 2013, the Company is not a gold or precious metals producer. As a result, commodity price risk may affect the completion of future equity transactions such as equity offerings and the exercise of stock options and warrants. This may also affect the Company's liquidity and its ability to meet its ongoing obligations.

6.	Marketable Securities

Marketable securities consist of 2,000,000 common shares of Sharpe. Sharpe is a publicly held Canadian company engaged in the exploration and development of coal properties in the United States. Sharpe was considered to be related to the Company because of common management prior to the termination of the former CEO's employment in December 2011. The market value of the shares at January 31, 2013 was $30,000 (2012 - $150,000). On January 31, 2013, it was determined that the common shares of Sharpe were impaired based on a continued and significant decline in market value. As a result an impairment of marketable securities of $56,125 was recorded during the year.

7.	Sundry Receivables and Prepaids

	As at	As at
	January 31,	January 31,
	2013	2012

Sales tax receivables	$53,589	$71,415
Other receivables	2,618,794	60,094
Prepaid expenses	39,621	24,766

	$2,712,004	$156,275

Included in other receivables is $1,651,320 due on the sale of the Scorpio common shares (see note 2(a)), $900,720 due on the sale of the Royalty (see note 2(b)) and $57,481 due from the Bureau of Land Management in the State of Nevada and a banking institution, in connection with certain reclamation bonds sold to Scorpio.

Royal Standard Minerals Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
January 31, 2013 and 2012

8.	Reclamation Bonds

The Company has posted reclamation bonds for its mining projects, as required by the States of Nevada and Kentucky, to secure clean-up costs if the projects are abandoned or closed. As part of the sale of its Goldwedge and Piñon property interests and related assets (see note 2(a)), $453,495 of reclamation bonds were sold to Scorpio. As at January 31, 2013, the balance consists of $9,550 of the reclamation bonds pertaining to the Fondaway Canyon and Dixie-Comstock Projects, and $178,700 (see note 19(c)) to the Kentucky Project.

9.	Exploration and Evaluation Expenditures on Mineral Properties

(a) Goldwedge Project

The Goldwedge Project, a property previously owned by the Company, represented the Company's most advanced project and was located in the Manhattan District in Nye County, Nevada, approximately eight miles south of the Round Mountain mine and had been issued a mine and mill permit by the Nevada Division of Environmental Protection. The Company was completing refurbishment of the on-site processing plant which was used for the test mining and processing that took place in 2007 and 2008. The process included primary crushing and grinding facilities that fed a gravity recovery system. In addition, dry stack tailings containment as well as silt and fresh water ponds were in place. Testing of the various mineral processing functions extracted stockpiles of low grade gold feed material, as well as concurrently newly mined material. The feed material was processed into gold dore on site. All mineralized material was sampled daily and analyzed for gold content at the Company's onsite assay laboratory. In addition, the Company sent samples for analysis to an independent laboratory located offsite.

Based on the existing level of terrestrial disturbance and water treatment and monitoring requirements, the discounted ARO's for all projects, where applicable, has been estimated by management. The assumptions for the future payments are based on future expenses being incurred between 2017 and 2019 and a discount rate of 10%. Under the guidance of IAS 37, the Company had recorded an asset retirement obligation ("ARO") of $183,445 on this project, representing the estimated costs, on a discounted basis, of the Company's obligation to restore the site to its original condition.

During the year ended January 31, 2013, a total of $2,803,375 of exploration and evaluation expenditures were spent on the Goldwedge Project prior to the sale of the Goldwedge Project and related assets, including the ARO, to Scorpio (note 2(a)).

(b) Dixie-Comstock Project

Also held under the same option agreement as was the Goldwedge Property is the Dixie-Comstock Mining Company option and other unpatented mining claims located in Churchill County, Nevada. In 2010, the Company exercised its option to purchase these unpatented and patented mining claim groups. Under the guidance of IAS 37, the Company has recorded an ARO of $2,774 on the Dixie-Comstock and Fondaway Canyon Projects, representing the estimated costs, on a discounted basis, of the Company's obligation to restore the sites to their original condition. During the year ended January 31, 2013, the Company did not perform any exploration on this project.

Royal Standard Minerals Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
January 31, 2013 and 2012

9.	Exploration and Evaluation Expenditures on Mineral Properties (Continued)

(c) Piñon Project

The Piñon Project was a property made up of a number of property leases located in Elko Country, Nevada. Under the guidance of IAS 37, the Company had recorded an ARO of $28,495 on this project, representing the estimated costs, on a discounted basis, of the Company's obligation to restore the site to its original condition. During the year ended January 31, 2013, the Company performed minimal exploration and evaluation expenditures on this project, a total of $104,696, prior to the sale of the Piñon Project and related assets, including the ARO, to Scorpio (note 2(a)).

(d) Fondaway Canyon Project
The Fondaway Canyon Project is located in Churchill County, Nevada. During the year ended January 31, 2013, the Company performed minimal exploration on this project.

(e) Kentucky Project

On December 7, 2011, the Company exercised its option to acquire a 50% interest in certain coal projects in Eastern Kentucky. The option was originally acquired by the Company pursuant to an option and joint venture agreement entered into with Sharpe on November 21, 2008 and amended on September 11, 2009, to jointly pursue the exploration and development of approximately 1,000 acres in Wolfe County, Kentucky.

During the year ended January 31, 2011, the Company wrote off a promissory note receivable from the optionor in the amount of $133,134. Further, the Company paid for a reclamation bond of $178,700, included in the consolidated statements of financial position under reclamation bonds.

Under the guidance of IAS 37, the Company has recorded an ARO on its Kentucky Project in the amount of $104,873, representing the estimated costs, on a discounted basis, of the Company's obligation to restore the property to its original condition.

During the year ended January 31, 2013, the Company incurred exploration and evaluation expenditures of $161,317 on this project.

In August 2009, the Company retained a 1% net smelter royalty on the sale of the Piñon Railroad Project, which it sold during the year ended January 31, 2013 (note 2(b)).

Royal Standard Minerals Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
January 31, 2013 and 2012

9.	Exploration and Evaluation Expenditures on Mineral Properties (Continued)

During the years ended January 31, 2013 and 2012, the Company's exploration and evaluation expenditures were as follows:

Years ended January 31,	2013	2012

Goldwedge Project
Travel	$27,709	$71,292
Mine development costs	1,878,956	397,626
Drilling	71,884	40,206
Professional fees	-	113,442
Consulting, wages and salaries (Note 18)	736,060	1,238,299
Office and general	130,011	324,686
Analysis and assays	-	7,392
Supplies, equipment and transportation	48,240	353,312
Claim staking and maintenance fees	11,743	11,743
Milling costs	161,474	-
Depreciation	104,819	124,231
Net proceeds from sale of exploration and development ore	(367,521)	-
	$2,803,375	$2,682,229

Piñon Project
Property acquisition costs	$46,158	$79,571
Consulting, wages and salaries	20,859	1,617
Office and general	11,479	-
Claim staking and maintenance fees	26,200	26,200
	$104,696	$107,388

Fondaway Canyon and Dixie-Comstock Projects
Property acquisition costs	$35,000	$35,000
Claim staking and maintenance fees	32,817	32,817
	$67,817	$67,817

Kentucky Project
Travel	$-	$12,764
Consulting, wages and salaries	-	46,300
Office and general	7,521	12,794
Penalty (Note 19 (c))	145,000	-
Professional fees	-	2,400
Supplies, equipment and transportation	-	10,552
Depreciation	8,796	12,112
	$161,317	$96,922

Total exploration activities	$3,137,205	$2,954,356

Royal Standard Minerals Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
January 31, 2013 and 2012

10.	Equipment

	Construction	Exploration	Office
COST	in progress	equipment	equipment	Total
Balance, January 31, 2011	$-	$2,977,464	$21,806	$2,999,270
Additions	1,619,341	148,536	-	1,767,877
Balance, January 31, 2012	1,619,341	3,126,000	21,806	4,767,147
Additions	2,704,338	48,472	-	2,752,810
Sale of equipment (Note 2(a))	(4,323,679)	(3,085,472)	(21,806)	(7,430,957)
Balance, January 31, 2013	$-	$89,000	$-	$89,000

	Construction	Exploration	Office
ACCUMULATED DEPRECIATION	in progress	equipment	equipment	Total
Balance, January 31, 2011	$-	$2,525,415	$20,122	$2,545,537
Depreciation for the year	-	136,343	931	137,274
Balance, January 31, 2012	-	2,661,758	21,053	2,682,811
Depreciation for the year	-	113,615	379	113,994
Sale of equipment (Note 2(a))	-	(2,710,089)	(21,432)	(2,731,521)
Balance, January 31, 2013	$-	$65,284	$-	$65,284

	Construction	Exploration	Office
CARRYING AMOUNT	in progress	equipment	equipment	Total
Balance, January 31, 2012	$1,619,341	$464,242	$753	$2,084,336
Balance, January 31, 2013	$-	$23,716	$-	$23,716

Construction in progress relates to the refurbishment of the mill at the Company's Goldwedge Project. Included in the construction in progress are capitalized interest costs of $895,055 (January 31, 2012 - $54,216). During the year ended January 31, 2013, the construction in progress was sold to Scorpio (note 2(a)).

Depreciation of exploration equipment is expensed to exploration and evaluation expenditures and depreciation of office equipment is expensed to general and administrative on the consolidated statements of operations.

11.	Accounts Payable and Accrued Liabilities

	As at	As at
	January 31,	January 31,
	2013	2012

Trade payables	$2,145,407	$579,664
Accrued liabilities	450,265	2,454,099

	$2,595,672	$3,033,763

Included in accrued liabilities are accrued finance costs of $nil (2012 - $78,814) and accrued costs in connection with the construction in progress, totaling $nil (2012 - $895,223).

Royal Standard Minerals Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
January 31, 2013 and 2012

12.	Asset Retirement Obligations

The Company is required to recognize a liability for a legal and constructive obligation to perform asset retirement activities, including decommissioning, reclamation and environmental monitoring activities once any of its projects are permanently closed. Although these activities are conditional upon future events, the Company is required to make a reasonable estimate of the fair value of the liability. Based on the existing level of terrestrial disturbance and water treatment and monitoring requirements, the discounted asset retirement obligations ("AROs") were estimated to be $107,647 as at January 31, 2013, assuming future payments of $188,250 being made over a ten year period from the date of initial assessment of the AROs and a discount rate of 10%.

Determination of the undiscounted AROs and the timing of these obligations were based on internal estimates using information currently available, existing regulations, and estimates of closure costs. During the year ended January 31, 2012, the Company determined an additional $52,165 increase in AROs related to the Company's Goldwedge Project. The following is the reconciliation of the AROs:

Year ended January 31,	2013	2012

Balance, beginning of year	$292,315	$232,010
Increase in asset retirement obligations	-	52,165
Accretion cost	29,226	8,140
Foreign exchange	(1,954)	-
Sale of AROs (Note 2(a))	(211,940)	-

Balance, end of year	$107,647	$292,315

13.	Long-Term Debt

On August 26, 2011, Manhattan amended its existing Bridge Loan with Waterton Global Value, L.P. ("Waterton") such that the Bridge Loan was transitioned into a more permanent senior secured gold stream debt facility (the “Gold Stream Facility”) amongst the parties. Under the Gold Stream Facility, Waterton agreed to make $8,000,000 (the “Principal Amount”) available to Manhattan. The Principal Amount was repayable by Manhattan to Waterton in monthly payments commencing in August 2012 and ending in July 2013 (see note 2). Under the Gold Stream Facility, each monthly repayment of the Principal Amount was to be made by the delivery by Manhattan to Waterton of gold bullion ounces where the number of ounces to be delivered was to be based on the spot price of gold on the business day immediately preceding the repayment date less an applicable discount or by the payment of the cash equivalent of such number of ounces. In addition, there was a profit participation formula which was triggered when the spot price of gold was in excess of $1,600 an ounce on the business day immediately preceding the repayment ("Profit Participation"). The Principal Amount accrued interest at 9.0% per annum. The Gold Stream Facility was secured by, amongst other items, Manhattan's real property assets in Nevada.

Royal Standard Minerals Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
January 31, 2013 and 2012

13.	Long-Term Debt (Continued)

The Company considered Profit Participation as an embedded derivative. Prior to the sale to Scorpio, the gross proceeds received under the Gold Stream Facility of $11,432,734 was allocated to the embedded derivative based on the initial fair values of the embedded derivative determined when proceeds were received ($223,630), and then the residual value was allocated to the liability portion. As noted in note 2, the Company's obligation with Waterton under the Gold Stream Facility was assumed by Scorpio when the Sale Transaction was completed, and as such, the value of the embedded derivative was determined using the gold spot price as at October 30, 2012.

As consideration for entering into the Gold Stream Facility, a structuring fee equal to 2% of the aggregate amount of the Gold Stream Facility and an establishment fee of $80,000 was payable by Manhattan to Waterton and Manhattan also granted Waterton certain royalty interests over its exploration stage projects. In addition, Manhattan and Waterton agreed that Waterton shall have the right to purchase all of the gold produced by Manhattan from its Nevada projects at a price per ounce that would be equal to an agreed discount to the existing spot price of gold at the time of any such purchase. Bayfront Capital Partners Ltd. acted as placement agent in connection with the Gold Stream Facility in consideration for a placement fee equal to 4% of the Principal Amounts actually drawn by Manhattan on the Gold Stream Facility.

The Gold Stream Facility contained covenants for Manhattan such as, among other things, providing Waterton with updates on its operations, carrying on its business in accordance with prudent mining industry practices, and providing Waterton with certain rights of inspection. Until all amounts outstanding under the Gold Stream Facility have been repaid in full or otherwise satisfied in accordance with the terms of such facility, certain standard restrictive covenants shall apply to Manhattan limiting its ability to (without limitation): incur additional indebtedness, create liens on its assets or dispose of its assets. These negative covenants were subject to certain carve-outs that facilitate Manhattan's ability to operate its business efficiently. The Gold Stream Facility also included certain event of default provisions pursuant to which, immediately and automatically upon the occurrence of an event of default, all amounts outstanding under the Gold Stream Facility would be automatically accelerated and immediately due and payable to Waterton.

At any time, without penalty, the Gold Stream Facility provided Manhattan the option to prepay in whole or in part, on 5 business days prior notice. Prepayments were permitted to be made in physical gold ounces or cash. The amount of any prepayment was to be calculated using the spot price of gold on the business day immediately preceding the prepayment.

During the year ended January 31, 2013, the Company secured two additional $2,000,000 loan extensions from Waterton, bringing the total facility to $12,000,000. In consideration for the loan extensions, the Company provided Waterton with additional net smelter return royalties on several of its properties, including Piñon and Fondaway Canyon, and a 2% structuring fee.

On the completion of the Transaction, Scorpio assumed the Company's total long-term debt balance of $16,681,110 which included interest payable of $973,376 (note 2(a)).

Royal Standard Minerals Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
January 31, 2013 and 2012

13.        Long-Term Debt (Continued)

The following table shows the reconciliation between the gross proceeds received and the carrying value of long-term debt balance assumed by Scorpio.

Gross proceeds	$11,432,734
Less: Initial fair value of the embedded derivative	(170,721)
Less: Debt issuance cost	(640,000)
Add: Accretion costs	6,059,097
Long-term debt	$16,681,110

In addition to the loan, Waterton provided the Company with other advances (non-interest bearing) totalling $600,000, presented as other advances under current liabilities. These advances were secured by certain of Manhattan's real property assets in Nevada and were due May 1, 2013. Subsequent to year end, the Company repaid these advances.

14.        Share Capital

(a) Authorized

The authorized capital of the Company consists of an unlimited number of common shares without par value.

(b) Issued

	Shares	Amount

Balance, January 31, 2011 and 2012	83,853,825	$28,098,264

Shares issued for lawsuit settlement (i)	100,000	6,000

Balance, January 31, 2013	83,953,825	$28,104,264

During the year, the Company settled a claim filed in the District Court, Nye County, Nevada through the issuance of 100,000 shares of the Company and a monetary settlement of $35,000. The monetary settlement was paid by year-end.

15.        Stock Options

Under the Company's stock option plan (the "Option Plan"), the directors of the Company can grant options to acquire common shares of the Company to directors, employees and others who provide ongoing services to the Company. Exercise prices cannot be less than the closing price of the Company's shares on the trading day preceding the grant date and the maximum term of any option cannot exceed ten years.

The number of common shares under option at any time under the Option Plan or otherwise cannot exceed 5% of the then outstanding common shares of the Company for any optionee. In addition, options granted to insiders of the Company cannot exceed more than 10% of the then outstanding common shares of the Company. A portion of the stock options vest immediately on the grant date and the balance vest over a period of two years from the grant date.

Royal Standard Minerals Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
January 31, 2013 and 2012

15.      Stock Options (Continued)

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable measure of the fair value of the Company's share purchase options.

The following table reflects the continuity of stock options for the years ended January 31, 2013 and 2012:

	Number of	Weighted Average
	Stock Options	Exercise Price
Balance, January 31, 2011	7,904,691	$0.10
Cancelled	(544,500)	$0.10
Granted	4,700,000	$0.30

Balance, January 31, 2012	12,060,191	$0.17
Forfeited	(8,260,191)	$0.14
Balance, January 31, 2013	3,800,000	$0.27

The following table reflects the stock options outstanding and exercisable as at January 31, 2013:

	Exercise Price	Options	Options	Fair	Weighted average
Expiry Date	($)	Outstanding	Exercisable	Value	remaining years

June 26, 2014	0.10	650,000	650,000	$353,480	1.40
January 20, 2017	0.30	3,150,000	2,400,000	894,600	3.97

		3,800,000	3,050,000	$1,248,080	3.53

Royal Standard Minerals Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
January 31, 2013 and 2012

16.	Basic and Diluted Income (Loss) Per Share

The following table sets forth the computation of basic and diluted income (loss) per share:

For the years ended January 31,	2013	2012

Numerator:
Income (loss) for the year	$5,291,142	$(6,451,698)

Denominator:
Weighted average number of common shares outstanding for basic income (loss) per share	83,885,036	83,853,825
Weighted average number of common shares outstanding for diluted income (loss) per share	83,986,566	83,853,825

Basic income (loss) per share	$0.06	$(0.08)
Diluted income (loss) per share	$0.06	$(0.08)

The stock options were not included in the computation of diluted loss per share on January 31, 2012 as their inclusion would be anti-dilutive.

17.	Income Taxes

The following table reconciles the expected income tax expense (recovery) at the Canadian statutory income tax rate at 26.50% (2012 - 28.08%) to the amounts recognized in the consolidated statements of operations:

	2013	2012
Net income (loss) before income taxes	$5,291,142	$(6,451,698)
Expected tax expense (recovery) at statutory rate	$1,402,153	$(1,811,637)
Permanent differences	113,816	141,507
Difference between Canadian and foreign tax rates	598,950	(270,193)
Utilization of tax benefits not previously recognized	(2,466,265)	-
Tax benefits not recognized	351,346	1,940,323
Tax provision	$-	$-

The Canadian statutory tax rate changed from 28.08% for the year ended January 31, 2012 to 26.50% for the year ended January 31, 2013 as a result of the enacted reduction of Canadian corporate tax rates.

Royal Standard Minerals Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
January 31, 2013 and 2012

17.        Income Taxes (Continued)

Deferred Tax Assets and Liabilities

(a) Unrecognized deferred tax assets

Deferred tax assets are recognized for the carry-forward or unused tax losses and unused tax credits to the extent that it is probably that taxable profits will be available against which the unused tax losses/credits can be utilized. The following represents the deductible temporary differences by jurisdiction which have not been recognized in the financial statements.

	2013	2013	2012	2012
	Canada	US	Canada	US

Unclaimed non-capital losses	$8,746,064	$30,140,498	$7,476,735	$37,465,416
Excess of unclaimed resources pools over carrying value of exploration properties	1,590,124	-	1,475,829	-
	$10,336,188	$30,140,498	$8,952,564	$37,465,416

The excess of unclaimed resources pools over carrying value of exploration properties can be carried forward indefinitely. The unclaimed non-capital losses carried forward by expiry date:

		Canada
Expires	2015	$634,757
	2026	859,708
	2027	839,699
	2028	1,035,352
	2029	647,277
	2030	1,147,781
	2031	492,214
	2032	1,819,945
	2033	1,269,331
		$8,746,064

The Company also has US tax losses of $30,140,498 that will expire between 2027 and 2032.

18.	Related Party Transactions and Balances

Remuneration of Directors and key management personnel of the Company was as follows:

For the years ended January 31,	2013	2012

Salaries and benefits paid to directors and officers (1)	$505,259	$471,380
Share-based payments	$403,231	$501,799

Royal Standard Minerals Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
January 31, 2013 and 2012

18.        Related Party Transactions and Balances (Continued)

(1) Salaries and benefits include director fees. The Board of Directors do not have employment or service contracts with the Company, except for Ken Strobbe, who provided mine consulting services at the Goldwedge Project totaling $73,607 for the year ended January 31, 2013 (2012 - $nil), included under consulting, wages and salaries for the Goldwedge Project. Directors are entitled to director fees and stock options for their services. In addition, James B. Clancy received an honorarium of $10,000, included above, for providing consulting services in connection with the Kentucky Project for the year ended January 31, 2013 (2012 - $nil) and John Fitzgerald, a past director, received $9,900 for services in connection with the due diligence process for the Scorpio transaction. The payment is included in transactions costs (see note 2(a)).

Paul G. Smith, a director and Chairman of the Board, is the President and Chief Executive Officer of Equity Financial Holdings Inc. ("Equity"), a company providing financial services to the Company. Services provided by Equity totaled $13,223 for the year ended January 31, 2013 (2012 - $8,387).

Due to related parties balance at January 31, 2013 consists of $nil (2012 - $22,607) owing to the former CEO and $nil owing to Sharpe (2012 - $12,416). In addition, included in accounts payable and accrued liabilities is $nil (2012 - $18,677) owing to the former CEO.

19.        Contingencies

(a) The Company received documents filed in the District Court, Nye County, Nevada, whereby an optionor of mining claims in Nye County, Nevada acquired by the Company, is contending the surface rights acquired by the Company for a patented mining claim. In the opinion of management, the legal proceedings are without merit and the Company intends to vigorously defend itself against this claim.

(b) The Company's wholly-owned subsidiary, Manhattan Mining Co., received documents filed in the District Court, Nye County, Nevada, from a former vendor contending damages for breach of contract. The vendor is also seeking damages for unjust enrichment and related attorneys' fees and costs of the suit. The damages sought for breach of contract and unjust enrichment total $37,500. On April 24, 2013, a court appointed arbitrator found in favour of the plaintiff in the amount of $20,612. This amount has been included in accounts payable and accrued liabilities.

(c) The Company received an action against it whereby the Company was requested by a prior lease holder to take any and all steps necessary to ensure that the prior lease holders bear no responsibilities or liability for the Company’s failure to comply with the rules and regulations of the Kentucky Energy and Environment Cabinet, Division of Mine Enforcement and Reclamation (the “DMER”). Management has responded to the DMER and is working on resolving the issue. In the meantime, the DMER has issued penalties of approximately $145,000 and is seeking forfeiture of the Company's reclamation bond in the amount of $178,700. These penalties have been included in accounts payable and accrued liabilities.

Royal Standard Minerals Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
January 31, 2013 and 2012

19.	Contingencies (Continued)

(d) On September 27, 2011 Hale Capital Management, LP and Hale Capital Partners, LP (together, “Hale Capital”) commenced an action in the New York Supreme Court alleging breach of contract in relation to a term sheet entered into between the Company and Hale Capital on December 11, 2010 (the “Term Sheet”), which set out preliminary terms for Hale to provide financing of up to $15 million for the Company’s Goldwedge Project (the “Hale Transaction”). Hale Capital is seeking the “right to participate” in financing the Company on no less favourable terms and conditions as was agreed upon between the Company and Waterton on June 29, 2011 or, in the alternative, damages for breach of the exclusivity provision contained in the Term Sheet. Hale is also seeking expense reimbursement for legal, travel and due diligence fees incurred by Hale Capital, which allegedly totaled $376,170 as of November 21, 2011. On November 23, 2011, Hale Capital amended their complaint to include the Company’s subsidiary Manhattan Mining Co. Management had estimated the expenses at $330,000 and had accrued this amount in the accounts during the year ended January 31, 2012. Subsequently, an additional amount of $171,000 relating to additional legal expenses (including interest) incurred by Hale Capital had been accrued. At January 31, 2013, $171,000 remains outstanding.

(e) During the year ended January 31, 2013, the Secretary of Labour, Mine Safety and Health Administration (MSHA), as the petitioner, filed a complaint made by a former employee of Manhattan, charging discrimination pursuant to Section 105 (c) 1 of the Federal Mine Safety and Health Act of 1977. The Office of Assessments has assessed a civil penalty of $20,875 which has been included in accounts payable and accrued liabilities for the year ended January 31, 2013. The amount was paid subsequent to year end.

20.	General and Administrative

For the years ended January 31,	2013	2012
Corporate development	$180,146	$263,251
Insurance	28,533	22,841
Office and general	30,643	1,719
Professional fees	1,024,556	1,489,989
Consulting, wages and salaries (Note 18)	511,545	526,446
Share-based payments (Note 18)	429,496	503,942
Travel	38,938	-
Depreciation	379	931
	$2,244,236	$2,809,119

21.	Segmented Information

The Company has one reportable business segment consisting of the exploration and development of mining properties. Substantially all of the Company’s assets are located in the United States except for cash and cash equivalents totaling $193,135 at January 31, 2013 (January 31, 2012 - $426,596) held in Canadian banks. The Company’s operations in Canada consist of general and administrative expenses, totaling $1,556,606 for the year ended January 31, 2013 (2012 - $2,459,866), including expenses necessary to maintain the Company’s public company status.

22.	Comparative Figures

Certain comparative figures have been reclassified to conform with the current year's presentation.